Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of the securities of FreightCar America, Inc., that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (“Section 12”), does not purport to be complete and is qualified in its entirety by reference to our certificate of ownership and merger (as amended, our “charter”), our third amended and restated bylaws (our “bylaws”) and the Rights Agreement (as defined herein, and together with our bylaws and our charter, our “organizational documents”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of Delaware law. Unless the context requires otherwise, all references to “we”, “us,” “our” “the Company” and “FreightCar” in this section refer solely to FreightCar America, Inc. and not to our subsidiaries.

General

Under our charter, our authorized capital stock consists of 50,000,000 shares of common stock, $0.01 par value per share, and 2,500,000 shares of preferred stock, $0.01 par value per share. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable. As of March 3, 2026, there were 19,073,475 shares of FreightCar common stock outstanding and no shares of preferred stock issued or outstanding.

Our common stock is listed on the Nasdaq Global Market under the symbol “RAIL.”

Common Stock

Voting Rights. The holders of our common stock vote together with any holders of voting preferred stock as a class on all matters submitted to a vote of stockholders, with each share having one vote, except for those matters exclusively affecting the preferred stock. Holders of our common stock have voting rights in the election of directors.

Dividend Rights. Holders of our common stock are entitled to receive dividends as may be lawfully declared from time to time by our board of directors (the "Board").

Liquidation Rights. In the event of liquidation, dissolution or winding-up, the holders of our common stock are entitled to share equally in our assets, if any remain after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares.

Other. Holders of common stock have no preemptive rights or other rights to subscribe for additional common stock and no rights of redemption, conversion or exchange.

Preferred Stock

Our charter authorizes the Board, without further stockholder action, to provide for the issuance of up to 2,500,000 shares of preferred stock, in one or more series, and to fix the relative rights and preferences of each class or series. Of the 2,500,000 shares of authorized preferred stock, 100,000 shares are designated Series A Voting Preferred Stock and 100,000 shares are designated Series B Non-Voting Preferred Stock. The remaining 2,300,000 shares of preferred stock are undesignated preferred stock. No shares of preferred stock are issued or outstanding.

Preferred Share Purchase Rights

On September 2, 2025, the Board declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of our common stock, par value $0.01 per share. The dividend was payable on September 8, 2025 to the stockholders of record on September 2, 2025. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) by and between the Company and Computershare Trust Company, N.A., as rights agent.

The Rights Agreement is similar to stockholder rights plans adopted by other public companies and is intended to protect the interests of the Company and its stockholders by reducing the likelihood that any person or group gains control of the Company through open market accumulation or other tactics without paying an appropriate control premium. In general terms, it works by imposing a significant penalty upon any person or group that acquires beneficial ownership of 15% or more of the outstanding common stock of the Company without the approval of the Board (or 20% or more in the case of a person or group that is entitled to file, and does file, a Schedule 13G (a “13G Investor”)). The Rights Agreement should not interfere with any merger or other business combination approved in advance by the Board. The Rights Agreement also provides that if a stockholder’s beneficial ownership of the Company’s common stock as of the time of the first public announcement of the declaration of the Rights dividend is at or above the applicable protective threshold (including through entry into certain derivative positions), the rights would become exercisable if at any time after such date, the stockholder increases its ownership percentage by 0.001% or more.

A summary of the terms of the Rights Agreement follows. This description is only a summary, is not complete, and should be read together with, and is qualified in its entirety by, the entire Rights Agreement, which has been filed as an exhibit to our Current Report on Form 8-K filed on September 8, 2025 and is incorporated herein by reference. A copy of the Rights Agreement is available free of charge from the Company upon request.

The Rights. The Board authorized the issuance of a Right with respect to each outstanding share of common stock on September 2, 2025. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights will be evidenced only by certificates that represent shares of common stock (or, in the case of uncertificated shares, which is how most holders’ shares are represented, by notations in the book-entry account system that track the ownership of certificated shares). New Rights will accompany any new shares of common stock the Company issues after September 2, 2025 until the Distribution Date described below.

Purchase Price. Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series D Junior Participating Preferred Stock (a “Preferred Share”) for $42.00 (the “Purchase Price”), once the Rights become exercisable, subject to adjustment. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting and liquidation rights as would one share of common stock. Prior to exercise or exchange, the Right will not give its holder any dividend, voting or liquidation rights.

Exercisability. The Rights will not be exercisable until:

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10 business days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of the Company’s outstanding common stock (or 20% or more in the case of a 13G Investor); or
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10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins or announces a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

Shares held by affiliates and associates of an Acquiring Person, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, the common stock certificates (or, in the case of uncertificated shares, notations in the book-entry account system) will also evidence the associated Rights, and any transfer of shares of common stock will constitute a transfer of the associated Rights. After that date, the Rights will separate from the common stock and be evidenced by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person or certain transferees thereof are null and void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

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Flip In. If a person or group becomes an Acquiring Person, then the Rights are activated, or “flip in,” and all holders of Rights except the Acquiring Person may, for the Purchase Price determined pursuant to the Agreement, purchase shares of the Company’s common stock at a price per share equal to 50% of the then-current per share market value of the common stock, based on the market price of the common stock prior to such acquisition.

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Flip Over. If the Company is acquired in a merger or similar transaction after the Distribution Date, then the Rights “flip over” and become exercisable with respect to the Acquiring Person’s stock and all holders of Rights except the Acquiring Person may receive that number of shares of the person with which the Company has engaged in the foregoing transaction that have a market value equal to twice the exercise price of the Right.

Preferred Share Provisions. Each one one-hundredth of a Preferred Share, if issued and, subject to adjustment:

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will not be redeemable.
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will entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid for such quarter on one share of common stock, whichever is greater.
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will entitle holders upon the liquidation, dissolution or winding-up of the Company either to receive $1 per share or an amount equal to the payment made in connection therewith on each share of common stock, whichever is greater.
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will generally have the same voting power as one share of common stock.
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if shares of the Company’s common stock are converted via a merger, consolidation, or similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration. The Rights will expire, without any further action required of the Board, on August 5, 2026, unless the Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below, or upon the occurrence of certain transactions.

Redemption. The Board may redeem the Rights for $0.001 per Right at any time before any person or group becomes an Acquiring Person. The redemption price for the Rights is payable at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if the Company effects a stock split or stock dividends on its common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company’s outstanding common stock, the Board may extinguish the Rights by exchanging one share of common stock or a security with equivalent value for each Right, other than Rights owned by the Acquiring Person or that otherwise become void.

Anti-Dilution Provisions. The purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights may be adjusted in certain circumstances to prevent dilution that may occur as a result of a stock dividend, a stock split, a stock combination, a reclassification or similar events of or relating to the Preferred Shares or the common stock. No adjustments to the Purchase Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by the Board of Directors without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board of Directors may not amend the Rights Agreement in a way that adversely affects holders of the Rights as such (other than an Acquiring Person or an affiliate or associate of any Acquiring Person).

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designation for the Preferred Shares and the Rights Agreement, copies of which are attached as Exhibits 3.1 and 4.1, respectively, to our Current Report on Form 8-K filed on September 25, 2025 and are incorporated by reference herein.

Provisions of the Charter and Bylaws that May Have an Anti-Takeover Effect

Certain provisions in the charter and the bylaws, as well as Delaware General Corporation Law (the “DGCL”), may have the effect of discouraging transactions that involve an actual or threatened change in control of the Company. In addition, provisions of the charter, the bylaws and the DGCL may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests.

Classified Board. Our charter provides that our Board is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board. Our charter provides that the number of directors will be fixed in the manner provided in the bylaws. Our organizational documents provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the Board, but must consist of not less than five nor more than 15 directors.

No Cumulative Voting. Delaware law provides that stockholders are not entitled to the right to cumulative voting in the election of directors unless our charter provides otherwise. Our charter does not expressly provide for cumulative voting.

Special Meetings of Stockholders. The Board or the chairman of the Board may call a special meeting of stockholders at any time and for any purpose, but no stockholder or other person may call any such special meeting.

No Written Consent of Stockholders. Any action taken by our stockholders must be effected at a duly held meeting of stockholders and may not be effected by the written consent of such stockholders.

Advance Notice of Stockholder Action at a Meeting. Stockholders seeking to nominate directors or to bring business before a stockholder meeting must comply with certain timing requirements and submit certain information to us in advance of such meeting.

Authorized but Unissued Capital Stock. Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq Global Market, which would apply so long as our common stock is listed on the Nasdaq Global Market, require stockholder approval of certain issuances equal to or in excess of 20% of the voting power or the number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations. We are subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, unless the interested stockholder attained such status with the approval of the Company’s Board or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving the Company and the interested stockholder and the sale of more than 10% of the Company’s assets. In general, an interested stockholder is an entity or person beneficially owning 15% or more of the Company’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Elimination of Liability in Certain Circumstances

Our charter eliminates the liability of our directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and transactions from which a director derives improper personal benefit. Our charter does not absolve directors of liability for payment of dividends or stock purchases or redemptions by us in violation of Section 174 (or any successor provision) of the DGCL.

The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. We do not believe that this provision eliminates the liability of our directors to us or our stockholders for monetary damages under the federal securities laws. The charter and bylaws also provide indemnification for the benefit of our directors and officers to the fullest extent permitted by the DGCL as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.